UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Beam Global

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07373B109

(CUSIP Number)

David B. Townsend

Townsend AC, LLC

c/o Townsend Capital

230 Schilling Circle, Suite 120

Hunt Valley, MD 21031

with a copy to:

Stephen Sharkey, Esq.

DLA Piper LLP (US)

650 S. Exeter Street, Suite 1100

Baltimore, MD 21202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend AC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 711,490
	8	Shared Voting Power 0
	9	Sole Dispositive Power 711,490
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87%(1)
14	Type of Reporting Person OO

(1)

Based on the 14,621,141 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of August 5, 2024, as reported in the issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons TBP Investments, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87%(1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Energy Solutions, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87%(1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Co-Investor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87%(1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons EPS Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 711,490
	8	Shared Voting Power 0
	9	Sole Dispositive Power 711,490
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons Townsend Battery Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons TES Holding, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 Dennis Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons 2013 David Townsend Enterprises Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons Trust f/b/o David B. Townsend U/A dated December 19, 1996
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person OO

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons Dennis W. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person IN

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

CUSIP No. 07373B109

1	Names of Reporting Persons David B. Townsend
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 711,490
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 711,490

11	Aggregate Amount Beneficially Owned by Each Reporting Person 711,490
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.87% (1)
14	Type of Reporting Person IN

(1)	Based on the 14,621,141 shares of Common Stock outstanding as of August 5, 2024, reported in the issuer’s Form 10-Q filed with the Commission on August 13, 2024.

Explanatory Note.

The Reporting Persons previously filed an original Schedule 13D in respect of the common stock, par value $0.001 per share (the “Common Stock”), of Beam Global, a Nevada corporation (the “Issuer”), on July 8, 2022 (the “Original Schedule 13D”). This Amendment No. 6 amends the Original Schedule 13D, as amended by Amendment No. 5 on July 24, 2024, Amendment No. 4 filed on January 4, 2024, Amendment No. 3 filed on May 22, 2023, Amendment No. 2 filed on February 23, 2023 and Amendment No. 1 filed on December 23, 2022 (collectively, the “Schedule 13D”), and is being filed to reflect that the Reporting Persons now beneficially own 711,490 shares, which approximates to 4.87%, of Common Stock. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by amending and restating the first sentence of the second paragraph as follows:

The Reporting Persons acquired the securities reported herein in connection with the Transaction. From July 24, 2024 to October 26, 2024, Townsend AC completed open market sales in which it disposed a total of 59,276 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 3 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.

(a)—(b)

As a result of certain matters described in this Statement, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole. The Reporting Persons may be deemed to beneficially own an aggregate of 711,490 shares of Common Stock, which represents, in the aggregate, approximately 4.87% of the outstanding shares of the Issuer’s Common Stock (based on 14,621,141 shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed with the Commission on August 13, 2024.

(c) Except as set forth on Appendix I to this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof or since the filing of the Original Schedule 13D.

(d) Except as set forth in this Schedule 13D, no Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) On October 21, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024

Townsend AC, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TBP Investments, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Energy Solutions, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

TES Co-Investor, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

EPS Holding, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Ventures, LLC

/s/ Dennis Townsend
Name: Dennis Townsend
Title: Chairman

Townsend Battery Partners, LLC

/s/ David Townsend
Name: David Townsend
Title: President

/s/ David Townsend
Name: David Townsend
Title: President

/s/ DENNIS W. TOWNSEND
DENNIS W. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ STEPHEN M. SHARKEY
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 Dennis Townsend Enterprises Trust

/s/ DAVID B. TOWNSEND
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ STEPHEN M. SHARKEY
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee of the 2013 David Townsend Enterprises Trust

/s/ DAVID B. TOWNSEND
DAVID B. TOWNSEND, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ STEPHEN M. SHARKEY
STEPHEN M. SHARKEY, not individually but solely in his capacity as Trustee Trust f/b/o David B. Townsend U/A dated December 19, 1996

/s/ David Townsend
Name: David Townsend

/s/ Dennis Townsend
Name: Dennis Townsend

Appendix I

TRANSACTIONS EFFECTED BY TOWNSEND AC, LLC IN COMMON STOCK SINCE

THE AMENDMENT TO SCHEDULE 13D WAS FILED ON JULY 24, 2024

(All transactions were regular market transactions effected on the NASDAQ Capital Market)

Transaction Date	Transaction Type	Shares	Average Weighted Price
7/26/2024	Sell	15,000	$6.1552
10/11/2024	Sell	2,176	$4.7055
10/15/2024	Sell	9,000	$4.5694
10/16/2024	Sell	9,000	$4.7592
10/21/2024	Sell	8,000	$4.9220
10/24/2024	Sell	8,000	$4.8188
10/25/2024	Sell	8,100	$4.8036